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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              CARMIKE CINEMAS, INC.
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                                (Name of Issuer)

                      Class A Common Stock, $.03 par value
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                         (Title of Class of Securities)

                                   143436 10 3
                           ----------------------------
                                 (CUSIP Number)

                                 Not Applicable
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]   Rule 13d-1(b)
                  [X]   Rule 13d-1(c)
                  [ ]   Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No.         143436 10 3



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         (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                               MICHAEL W. PATRICK



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         (2)      Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
                        ------------------------------------------------------
                  (b)
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         (3)      SEC Use Only
                                    -------------------------------------


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         (4)      Citizenship or Place of Organization        UNITED STATES



                  (5)      Sole Voting Power          796,913 SHARES (145,000
                                                      SHARES OF CLASS A
                                                      COMMON AND 651,913 SHARES
                                                      OF CLASS B COMMON)
                                                      (SEE ITEM 4(A))
Number of
Shares
Beneficially      (6)      Shared Voting Power       -0-
Owned by
Each              --------------------------------------------------------------
Reporting
Person            (7)      Sole Dispositive Power     796,913 SHARES (145,000
With                                                  SHARES OF CLASS A COMMON
                                                      AND 651,913 SHARES OF
                                                      CLASS B COMMON) (SEE ITEM
                                                      4(A))
                           -----------------------------------------------------

                  (8)      Shared Dispositive Power  -0-



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         (9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  796,913 SHARES (145,000 SHARES OF CLASS A COMMON AND 651,913 SHARES OF CLASS B COMMON) (SEE ITEM 4(A))


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         (10)     Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares

                           (See Instructions)


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         (11)     Percent of Class Represented by Amount in Row 9

                  7.4% (SEE ITEM 4(B))


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         (12)     Type of Reporting Person (See Instructions)    IN

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ITEM 1(A)        Name of Issuer:  Carmike Cinemas, Inc.

ITEM 1(B)        Address of Issuer's Principal Executive Offices:
                 1301 First Avenue
                 Columbus, Georgia 31901

ITEM 2(A)        Name of Person Filing:    Michael W. Patrick

ITEM 2(B)        Address of Principal Business Office or, if None,
                 Residence:
                 1301 First Avenue
                 Columbus, Georgia 31901

ITEM 2(C)        Citizenship:     U.S.

ITEM 2(D)        Title of Class of Securities:
                 Class A Common Stock, $.03 par value (the "Class A Common
                 Stock")

ITEM 2(E)        CUSIP Number:  143436 10 3

ITEM 3           Not Applicable

ITEM 4           Ownership:
                 (a)      Amount beneficially owned:  796,913(1)(2)
                 (b)      Percent of class:  7.4%(3)
                 (c)      Number of shares as to which such person has:
                          (i)   Sole power to vote or direct the vote:
                                796,913 shares
                          (ii) Shared power to vote or direct the vote: -0-shares
                          (iii) Sole power to dispose or to direct the
                                disposition of: 796,913 shares
                          (iv) Shared power to dispose or to direct the disposition of: -0- shares


(1) Consists of 145,000 shares of the Class A Common Stock and 651,913 shares of the Company's Class B Common Stock, $.03 par value (the "Class B Common Stock"). Each share of the Class B Common Stock is convertible into one share of Class A Common Stock.
(2) Includes 39,478 shares of Class B Common Stock held by Michael W. Patrick as custodian for his minor son; Michael W. Patrick has voting and investment power with respect to such shares but disclaims beneficial ownership thereof. Excludes 59,576 shares of Class B Common Stock held in trust for Michael W. Patrick by C.L. Patrick, as trustee, the remainder interest of which Michael W. Patrick has purchased. Includes 140,000 shares of Class A Common Stock which are subject to purchase upon exercise of vested options held by Michael W. Patrick.

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(3) Calculation based on 9,968,287 shares of Class A Common Stock outstanding on December 31, 1999 plus the assumed exercise of options for 140,000 shares of Class A Common Stock and the assumed conversion of the 651,913 shares of Class B Common Stock beneficially owned by Michael W. Patrick.

ITEM 5            Not Applicable

ITEM 6            Not Applicable

ITEM 7            Not Applicable

ITEM 8            Not Applicable

ITEM 9            Not Applicable

ITEM 10           Certifications

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: February 8, 2000            Signature: /s/ Michael W. Patrick
       ----------------                       -----------------------------
                                    Name:     Michael W. Patrick